UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

Fitzwilton House,

Wilton Place,

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains information on King Digital Entertainment plc’s extraordinary general meeting of shareholders to be held on January 29, 2015.

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EXHIBIT INDEX

Exhibit
No.	Description

99.1	King Digital Entertainment plc Notice of Extraordinary General Meeting and General Information about the Extraordinary General Meeting.

99.2	Form of Proxy Card.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: December 19, 2014	By: /s/ Robert Miller
Name: Robert Miller
Title: Chief Legal Officer and Corporate Secretary

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